The Noble Ferguson El and Yoquesha A Terry Revocable Living Trust

(a NOBLE FERGUSON EL TRUST)

We, Noble Ferguson El, presently of Huntsville, Alabama, and Yoquesha A Terry, presently of Huntsville, Alabama, (individually the "Grantor" and collectively the "Grantor") declare and make this revocable living trust (the "Living Trust"). This Living Trust will be known as The Noble Ferguson El and Yoquesha A Terry Revocable Living Trust (NOBLE FERGUSON EL TRUST).

Trust Purpose

1. This Living Trust is created for the benefit of the Beneficiaries to ensure they are well provided for after the death of both of the Grantors, however during the lifetime of the Grantors, the interests of the Grantors will be considered primary and superior to the interests of the Beneficiaries. With this purpose, the primary asset management goal for this Living Trust will be the protection of the value of the Property. The secondary asset management goal for this Living Trust is to generate income and growth at a reasonable risk.

Trustee

2. During their lifetime, and unless and until both become Incapacitated, the primary trustee (the "Primary Trustee") of this Living Trust shall be YOQUESHA A TERRY of Huntsville, Alabama, and NATIVE SAN & COMPANY, LLC of Huntsville, Alabama. The Primary Trustee will serve as the Acting Trustee of this Living Trust until they die or become Incapacitated. If a Primary Trustee dies or becomes Incapacitated, the other Primary Trustee will continue as the sole Primary Trustee and sole Acting Trustee of this Living Trust.

3. In the event that both Primary Trustee are either deceased or Incapacitated, then NATIVE SUN FINANCE, LLC of Huntsville, Alabama and SHELTON ESTATE & CO of HOUSTON, Texas (the "Successor Trustee") will serve as the Acting Trustee of this Living Trust.

Beneficiaries

4. Upon the death of both of the Grantors, the following individual(s) will comprise the beneficiaries (the "Beneficiaries") of this Living Trust:

f. "Trustee" means any Primary Trustee or Successor Trustee as well as any replacement or additional Trustee appointed for this Living Trust.

g. "Qualified Beneficiary" means any beneficiary, who at the date the beneficiary's qualification to receive benefits from the Living Trust or act under the Living Trust is determined, is entitled to a benefit of this Living Trust.

IN WITNESS WHEREOF, the parties hereto have signed their names on this the 13th day of May_____, 2022 in Decatur, Alabama, declaring and publishing this instrument as the Grantors' Living Trust, in the presence of the undersigned witnesses, who witnessed and subscribed this Living Trust in the presence of the parties hereto.



Noble Ferguson El (Co-Grantor)

Yoquesha Aundria Terry (Co-Grantor)



YOQUESHA A TERRY (Trustee)



NATIVE SAN & COMPANY, LLC (Trustee)

SIGNED AND DECLARED by the above parties on the 13th day of May_____, 2022 to be the Grantors' Living Trust, in our presence, in Decatur, Alabama, in their presence, all being present at the same time, have signed our names as witnesses.





Clan Mother Red Wolf Terry Bey
Witness #1 Signature

Clan Mother Red Wolf Terry Bey
Witness #1 Name (Please Print)

2501 Mastin Lake Rd NW
Witness #1 Street Address

Huntsville, Alabama
Witness #1 City, State

Chief: Meskwaki-Yavapai: El
Witness #2 Signature

Chief: Meskwaki-Yavapai: El
Witness #2 Name (Please Print)

2501 Mastin Lake Road N.W.
Witness #2 Street Address

Huntville, Alabama 35810
Witness #2 City, State

ACKNOWLEDGEMENT OF NOTARY PUBLIC

STATE OF ALABAMA

COUNTY OF _Morgan_

I _nancy Lott_ , a Notary Public in and for said County and State, hereby certify that Noble Ferguson El, and Yoquesha A Terry, having signed this Living Trust, and being known to me (or whose identities have been proven on the basis of satisfactory evidence), acknowledged before me on this day that, being informed of the contents of the conveyance, the Grantors have executed this Living Trust voluntarily and with lawful authority.

Given under my hand this _13_ day of _May_ , 2022.



Notary Public for the State of Alabama

My commission expires: _11-04-2024_



NANCY LOTT
NOTARY PUBLIC
ALABAMA STATE AT LARGE
My Commission Expires 11-04-2024

8. Except as otherwise provided in this Will, all of the property that I own at my death, or which may become payable to my estate or my Executor, and any property that I have the power to dispose of under this Will shall be distributed to the trustee of The Noble Ferguson El and Yoquesha A Terry Revocable Living Trust (NOBLE FERGUSON EL TRUST) dated the 28th day of April, 2022 to be administered and distributed as provided under that trust.

GENERAL PROVISIONS
Insufficient Estate
9. If the value of my estate is insufficient to fulfill all of the bequests described in this Will, then I give my Executor full authority to decrease each bequest by a proportionate amount.

No Contest Provision
10. If any beneficiary under this Will contests in any court any of the provisions of this Will, then each and all such persons shall not be entitled to any devises, legacies, bequests, or benefits under this Will or any codicil hereto, and such interest or share in my estate shall be disposed of as if that contesting beneficiary had not survived me.

Severability
11. If any provisions of this Will are deemed unenforceable, the remaining provisions will remain in full force and effect.

IN WITNESS WHEREOF, I have signed my name on this the 28th day of April, 2022 in Decatur, Alabama, declaring and publishing this instrument as my Last Will, in the presence of the undersigned witnesses, who witnessed and subscribed this Last Will at my request, and in my presence.



Noble Ferguson El (Testator) Signature

SIGNED AND DECLARED by Noble Ferguson El on the 28th day of April, 2022 to be the Testator's Last Will, in our presence, at Decatur, Alabama, who at the Testator's request and in the presence of the Testator and of each other, all being present at the same time, have signed our names as witnesses.

Clan Mother Red Wolf Terry Bey
Witness #1 Signature

Clan Mother Red Wolf Terry Bey
Witness #1 Name (Please Print)

2501 Mastin Lake Rd NW
Witness #1 Street Address

Huntsville, Alabama
Witness #1 City, State

Chief: Meskwaki-Yavapai: Ч
Witness #2 Signature

Chief: Meskwaki-Yavapai: Ч
Witness #2 Name (Please Print)

2501 Mastin Lake Road N.W.
Witness #2 Street Address

Huntsville, Alabama 35810
Witness #2 City, State

AFFIDAVIT

I, Noble Ferguson El, the Testator, sign my name to this instrument this 13th day of May, 20 22, and being first duly sworn, do hereby declare to the undersigned authority that I sign and execute this instrument as my Last Will and that I sign it willingly (or willingly direct another to sign for me), that I execute it as my free and voluntary act for the purposes expressed in the Last Will, and that I am eighteen (18) years of age or older, of sound mind, and under no constraint or undue influence.

Noble Ferguson El
Testator

We, Clan Mother R.W. Terry Bey and Chief: Meskwaki-Yavapai El the witnesses, sign our names to this instrument, being first duly sworn, and do hereby declare to the undersigned authority that the Testator signs and executes this instrument as the Testator's Last Will and that the Testator signs it willingly (or willingly directs another to sign for the Testator), and that each of us, in the presence and hearing of the Testator, hereby signs this Last Will as witness to the Testator's signing, and that to the best of our knowledge the Testator is eighteen (18) years of age or older, of sound mind, and under no constraint or undue influence.

Clan Mother R.W. Terry Bey
Witness #1

Chief: Meskwaki-Yavapai: El
Witness #2

STATE OF ALABAMA
COUNTY OF Morgan

Subscribed, sworn to and acknowledged before me by Noble Ferguson El, the Testator, and subscribed and sworn to before me by Chief: Meskwaki-Yavapai: EL and Clan Mother RW Terry Bey, witnesses, this 13 day of May, 20 22.

(Seal)
(Signed) [signature]

Notary Public
(Official capacity of officer)

NANCY LOTT
NOTARY PUBLIC
ALABAMA STATE AT LARGE
My Commission Expires 11-04-2024

7. I direct that any debts owed, including but not limited to, expenses associated with the probate of this Will, the payment of taxes, funeral expenses or any other expense resulting from the administration of this Will shall be paid first from my estate.

Disposition of Property

8. Except as otherwise provided in this Will, all of the property that I own at my death, or which may become payable to my estate or my Executor, and any property that I have the power to dispose of under this Will shall be distributed to the trustee of the The Noble Ferguson El and Yoquesha A Terry Revocable Living Trust (NOBLE FERGUSON EL TRUST) dated April 28, 2022 to be administered and distributed as provided under that trust.

GENERAL PROVISIONS

Insufficient Estate

9. If the value of my estate is insufficient to fulfill all of the bequests described in this Will, then I give my Executor full authority to decrease each bequest by a proportionate amount.

No Contest Provision

10. If any beneficiary under this Will contests in any court any of the provisions of this Will, then each and all such persons shall not be entitled to any devises, legacies, bequests, or benefits under this Will or any codicil hereto, and such interest or share in my estate shall be disposed of as if that contesting beneficiary had not survived me.

Severability

11. If any provisions of this Will are deemed unenforceable, the remaining provisions will remain in full force and effect.

IN WITNESS WHEREOF, I have signed my name on this the 28th day of April, 2022 in Decatur, Alabama, declaring and publishing this instrument as my Last Will, in the presence of the undersigned witnesses, who witnessed and subscribed this Last Will at my request, and in my presence.

Yoquesha-A. : Terry

Yoquesha A Terry (Testator) Signature

SIGNED AND DECLARED by Yoquesha A Terry on the 28th day of April, 2022 to be the Testator's Last Will, in our presence, at Decatur, Alabama, who at the Testator's request and in the presence of the Testator and of each other, all being present at the same time, have signed our names as witnesses.



Clan Mother Red Wolf Terry Bey

Witness #1 Signature

Clan Mother Red Wolf Terry Bey

Witness #1 Name (Please Print)

2501 Mastin Lake Rd NW

Witness #1 Street Address

Huntsville, Alabama 35810

Witness #1 City, State

Chief: Meskwaki-Yavapai-El

Witness #2 Signature

Chief: Meskwaki-Yavapai-El

Witness #2 Name (Please Print)

2501 Mastin Lake Road N.W.

Witness #2 Street Address

Huntsville, Alabama 35801

Witness #2 City, State

AFFIDAVIT

I, Yoquesha A Terry, the Testator, sign my name to this instrument this 13th day of May, 2022, and being first duly sworn, do hereby declare to the undersigned authority that I sign and execute this instrument as my Last Will and that I sign it willingly (or willingly direct another to sign for me), that I execute it as my free and voluntary act for the purposes expressed in the Last Will, and that I am eighteen (18) years of age or older, of sound mind, and under no constraint or undue influence.

Yoquesha-A.-Terry
Testator

We, Clan Mother R.W.Terry Bey and Chief: Meskwaki-Yavapai: El the witnesses, sign our names to this instrument, being first duly sworn, and do hereby declare to the undersigned authority that the Testator signs and executes this instrument as the Testator's Last Will and that the Testator signs it willingly (or willingly directs another to sign for the Testator), and that each of us, in the presence and hearing of the Testator, hereby signs this Last Will as witness to the Testator's signing, and that to the best of our knowledge the Testator is eighteen (18) years of age or older, of sound mind, and under no constraint or undue influence.

Clan Mother Red [signature]
Witness #1

Chief: Meskwaki-Yavapai: El
Witness #2

STATE OF ALABAMA
COUNTY OF Morgan

Subscribed, sworn to and acknowledged before me by Yoquesha A Terry, the Testator, and subscribed and sworn to before me by Clan Mother R.W. Terry Bey and Chief: meskwai-Yavapai: EL, witnesses, this 13 day of May, 20 22.

(Seal)
(Signed) [signature]

Notary Public
(Official capacity of officer)

NANCY LOTT
NOTARY PUBLIC
ALABAMA STATE AT LARGE
My Commission Expires 11-04-2024